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                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2000

                         Commission File Number: 1-5318


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           THE KENNAMETAL THRIFT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650



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





                           THE KENNAMETAL THRIFT PLAN
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                   Page
                                                                                                   ----

Report of Independent Public Accountants........................................................     2

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
     December 31, 2000 and 1999.................................................................     3

     Statements of Changes in Net Assets Available for Plan Benefits
     Year ended December 31, 2000...............................................................     4
     Year ended December 31, 1999...............................................................     5

     Notes to Financial Statements..............................................................     6

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year
     December 31, 2000..........................................................................    10

Signatures......................................................................................    11

Exhibit 23 - Consent of Independent Public Accountants..........................................    12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Kennametal Inc.
and to the Kennametal Inc. ERISA Compliance Committee:

We have audited the accompanying statements of net assets available for plan benefits of The Kennametal Thrift Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
-----------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
June 29, 2001

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






                           THE KENNAMETAL THRIFT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2000 AND 1999

                                                             December 31,          December 31,
                                                                2000                  1999
                                                                ----                  ----
ASSETS
     Receivables:
       Participant contributions                             $    224,638          $    194,146
       Employer contributions                                      87,084                75,005
                                                             ------------          ------------
     Total Receivables                                            311,722               269,151
                                                             ------------          ------------

     General Investments:
       Mutual funds                                           171,336,508           193,490,234
       Common/collective trusts - Fixed income fund            58,044,892            60,532,752
       Kennametal Inc. common stock                            22,624,057            18,146,163
       Participant loans                                        5,583,346             4,814,041
                                                             ------------          ------------
     Total General Investments                                257,588,803           276,983,190
                                                             ------------          ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                       $257,900,525          $277,252,341
                                                             ============          ============




The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 2000

                                                               Kennametal Inc.            All
                                                                   Common                Other
                                                                 Stock Fund              Funds                   Total
                                                                 ----------              -----                   -----

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                                  $ 1,032,251           $ 14,219,707           $ 15,251,958
     Employer contributions                                       5,231,243                     --              5,231,243
     Earnings on investments                                        677,409             21,751,301             22,428,710
     Net losses realized on disposition and unrealized
       on change in fair value of investments                      (220,428)           (47,238,791)           (47,459,219)
     Transfers from other plans                                      55,734              5,266,870              5,322,604
     Other                                                               --                200,917                200,917
                                                                -----------           ------------           ------------
        Total net additions                                       6,776,209             (5,799,996)               976,213
                                                                -----------           ------------           ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefit payments                                              (484,313)           (15,964,971)           (16,449,284)
     Loan distribution                                                   --               (261,294)              (261,294)
     Employee withdrawals                                          (183,311)            (2,908,233)            (3,091,544)
     Administrative fees                                             (2,613)              (111,627)              (114,240)
     Forfeitures                                                    (32,905)              (167,532)              (200,437)
     Other                                                             (230)              (211,000)              (211,230)
                                                                -----------           ------------           ------------
        Total deductions                                           (703,372)           (19,624,657)           (20,328,029)
                                                                -----------           ------------           ------------

NET TRANSFERS BETWEEN FUNDS                                      (1,594,943)             1,594,943                     --

NET INCREASE (DECREASE)                                           4,477,894            (23,829,710)           (19,351,816)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                             18,146,163            259,106,178            277,252,341
                                                                -----------           ------------           ------------
   End of year                                                  $22,624,057           $235,276,468           $257,900,525
                                                                ============          ============           ============


The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                          YEAR ENDED DECEMBER 31, 1999

                                                              Kennametal Inc.             All
                                                                  Common                 Other
                                                                Stock Fund               Funds                  Total
                                                                ----------               -----                  -----

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                                 $ 1,140,127           $ 13,189,300           $ 14,329,427
     Employer contributions                                      1,531,949              3,541,919              5,073,868
     Earnings on investments                                       424,289             19,384,998             19,809,287
     Net realized gains on disposition and unrealized
        appreciation in fair value of investments                7,325,468             44,389,784             51,715,252
     Transfers from other plans                                         17              6,136,690              6,136,707
     Other                                                           2,247                153,443                155,690
                                                               -----------           ------------           ------------
        Total additions                                         10,424,097             86,796,134             97,220,231
                                                               -----------           ------------           ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefit payments                                             (733,113)           (13,749,762)           (14,482,875)
     Loan distribution                                                  --               (206,291)              (206,291)
     Employee withdrawals                                         (153,270)            (2,798,501)            (2,951,771)
     Administrative fees                                              (717)               (97,366)               (98,083)
     Forfeitures                                                    (8,294)              (128,064)              (136,358)
     Other                                                              --               (101,754)              (101,754)
                                                               -----------           ------------           ------------
        Total deductions                                          (895,394)           (17,081,738)           (17,977,132)
                                                               -----------           ------------           ------------

NET TRANSFERS BETWEEN FUNDS                                     (3,260,174)             3,260,174                     --

NET INCREASE                                                     6,268,529             72,974,570             79,243,099

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                                            11,877,634            186,131,608            198,009,242
                                                               -----------           ------------           ------------
   End of year                                                 $18,146,163           $259,106,178           $277,252,341
                                                               ===========           ============           ============


The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999

1.       DESCRIPTION OF PLAN

The following general description of the Kennametal Thrift Plan, as amended (the
Plan), is provided for general information purposes only. Participants should refer to the Plan document for complete information.

The Plan is a defined contribution employee benefit plan, established to encourage investment and savings for certain salaried and hourly employees of Kennametal Inc. and certain subsidiaries and to provide a method to supplement their retirement income benefits. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Kennametal Inc. is the Plan sponsor.

During Kennametal Inc.'s fiscal years ended June 30, 1998 and 1997, Kennametal Inc., through a majority-owned subsidiary, acquired six companies, each sponsoring a defined contribution employee benefit plan. During 2000 and 1999, the assets of these plans were merged into the Plan.

In September 1999, all Putnam mutual fund balances were transferred from Class A shares to Class Y shares to take advantage of lower management fees associated with the Class Y shares. This transfer did not change the participant investment choices or the value of the participant accounts.

In 2000, the assets of certain participant accounts in a defined contribution plan of a wholly-owned subsidiary of Kennametal Inc. were merged into the Plan.

ADMINISTRATION OF THE PLAN - Putnam Fiduciary Trust Company serves as the Trustee of the Plan. Putnam Investments functions as the recordkeeper for the Plan.

ELIGIBILITY - All eligible employees are entitled to become active participants of the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING - Employee contributions are fully vested. Employer matching contributions are fully vested after the third anniversary of the participant's employment date. Forfeitures of employer contributions as a result of withdrawals, terminations, etc., reduce the amount of future contributions required by the employer.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS - The Plan allows participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 2% to 12% of the employee's wages, which include base salary, overtime, shift differential pay and incentive compensation. The participants can elect to have their contributions invested in the different investment funds available under the Plan. Employer contributions equal 50% of the participant contribution up to a maximum of 3% of the employee's wages. Employer contributions are made concurrently with participant contributions. Effective October 1, 1999, employer contributions are made solely in Kennametal Inc. common stock.

DISTRIBUTIONS - Distributions to participants due to disability, retirement, or death are payable in either a lump sum, periodic payments for a period not to exceed ten (10) years, or through the purchase of an annuity at the participant's election.

PARTICIPANT LOANS - A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over a period not to exceed five years. If the proceeds are used to acquire a participant's principal residence, the repayment period shall be no more than 15 years. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the loan. The interest rate at December 31, 2000 was 10.50%.

INVESTMENTS - A participant may direct contributions to any of the following investment options:

PRIMCO Stable Value Fund - Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts and short-term investments.

Putnam Voyager Fund - This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

Putnam Asset Allocation: Balanced Portfolio - For investors who want an investment with moderate risk and the potential for moderate growth, this fund seeks a balance between the relative stability of bonds and the fluctuation of stocks, in efforts to reduce overall risk.

The Putnam Fund for Growth & Income - This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam New Opportunities Fund - This fund seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam Management believes offer above-average potential for growth.

Putnam Asset Allocation: Growth Portfolio - For more aggressive investors who will accept more risk in exchange for a higher growth potential, this fund seeks diversification among different types of stocks, with some investments in bonds and money market funds.

Putnam Asset Allocation: Conservative Portfolio - For investors who are willing to assume a reduced potential for growth in exchange for less risk, this fund seeks to reduce overall risk through substantial investments in investment-grade bonds, with some investments in stocks to help stay ahead of inflation.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of companies located outside the United States.

Kennametal Inc. Common Stock Fund - This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

MAS Small Cap Value Fund - This fund seeks above average total return over a three- to five-year period by investing primarily in common stocks and other equity securities similar to companies included in the Russell 2000 Index. The fund focuses on stocks that are undervalued based on the advisor's own measures of value.

Vanguard 500 Index Fund - This fund seeks to provide long-term growth of capital and income from dividends by holding all the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index in proportion to their weightings in the index.

2.       ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS - Investment transactions are recorded on a trade date basis and revenues are recorded on an accrual basis of accounting. Investments in mutual funds, Kennametal Inc. common stock and other short-term investments are stated at fair value as measured by readily available market prices. Participant loans are valued at cost, which approximates fair value. Benefit-responsive investment contracts are valued at contract value. According to the provisions of AICPA Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," guaranteed investment contracts of defined contribution plans are considered to be fully benefit-responsive. As a result, these contracts are accounted for at contract value in the accompanying financial statements. PRIMCO Capital Management, Inc. certified that all the investment contracts held in the Fixed Income Fund are fully benefit-responsive. The difference between the contract value and the fair value of all investment contracts was $850,450 and $1,082,260 at December 31, 2000 and 1999, respectively. The crediting interest rates on the contracts ranged from 4.85% to 7.47% at December 31, 2000 and from 4.96% to 7.55% at December 31, 1999.

INVESTMENT INCOME - Interest and dividend income are recorded in the period earned. Gains and losses on securities sold or redeemed are determined on the basis of specific identification.

PLAN EXPENSES - Investment management, recordkeeping and other administrative fees and expenses of the Plan are paid from assets and income of the Plan.

REALIZED/UNREALIZED GAINS AND LOSSES - Realized gains and losses on investments sold or redeemed and unrealized gains and losses are determined using the average cost method.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator and sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.       INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair market values of individual investments that represent five percent or more of the Plan's total plan assets as of December 31, 2000 and 1999 were as follows:

                                                       December 31,          December 31,
                                                          2000                  1999
                                                          ----                  ----

Common/Collective Trusts - Fixed income fund          $ 58,044,892          $ 60,532,752
Putnam Mutual Funds -
     Voyager                                            79,041,699           100,753,156
     New Opportunities                                  34,703,124            37,805,122
     Growth & Income                                    16,411,185            14,881,798
     Asset Allocation - Balanced Portfolio              14,434,751            15,401,938
Kennametal Inc. common stock                            22,624,057            18,146,163


4.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 23, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, Kennametal Inc. has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.

                           THE KENNAMETAL THRIFT PLAN
                                PLAN NUMBER: 002
                                 KENNAMETAL INC.
                                 EIN: 25-0900168
         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                               SCHEDULE H, LINE 4i
                                DECEMBER 31, 2000

   Identity                                                                                            Current
   of Issue                 Description of Investment                                                   Value
----------------------------------------------------------------------------------------------------------------

                 Mutual Funds

    *Putnam      Putnam Voyager Fund                                                                $ 79,041,699
    *Putnam      Putnam New Opportunities Fund                                                        34,703,124
    *Putnam      The Putnam Fund for Growth & Income                                                  16,411,185
    *Putnam      Putnam Asset Allocation - Balanced Portfolio                                         14,434,751
    *Putnam      Putnam International Growth Fund                                                     12,051,497
    *Putnam      Putnam Asset Allocation - Growth Portfolio                                            5,511,235
    *Putnam      Putnam Asset Allocation - Conservative Portfolio                                      4,862,253
    *Putnam      Vanguard 500 Index Fund                                                               2,630,899
    *Putnam      MAS Small Cap Value Fund                                                              1,689,865
                                                                                                    ------------

                 Total Mutual Funds                                                                  171,336,508
                                                                                                    ------------

                 Collective/Common Trusts

    *Putnam      PRIMCO Stable Value Fund                                                             58,895,342
                                                                                                     -----------

                 Kennametal Inc. Common Stock

    *Putnam      Kennametal Inc. Common Stock (a)                                                     22,624,057
                                                                                                    ------------

                 Loans to Participants

 *Participants   Loans to Participants, Maturities: From January 2001 to December
                   2015, Interest rates: 8.00% to 10.50%                                               5,583,346
                                                                                                    ------------

                 Total Investments                                                                  $258,439,253
                                                                                                    ============


*    Party-in-interest.

(a)  The cost of this investment is $20,236,800 at December 31, 2000.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.

                                                       KENNAMETAL THRIFT PLAN

           Date:  June 29, 2001                        By:  /s/ AMY DOVERSPIKE
                                                            --------------------
                                                            Amy Doverspike
                                                            Plan Administrator




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